

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2021

Barbara Weber, M.D.
President and Chief Executive Officer
Tango Therapeutics, Inc.
100 Binney St., Suite 700
Cambridge, MA 02142

Re: Tango Therapeutics, Inc.
Registration Statement on Form S-1
Filed September 10, 2021
File No. 333-259448

Dear Dr. Weber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mitchell S. Bloom, Esq.